4: EXHIBIT 11
		EXHIBIT 11
RUDDICK CORPORATION

STATEMENT REGARDING COMPUTATION OF PER SHARE EARNINGS

		SIX MONTHS ENDED
	April 1,	April 2,
	2001	2000
NET INCOME PER SHARE COMPUTED AS FOLLOWS:
BASIC:
1. Net income available to common shareholders	$ 3,927,000	$26,718,000

2. Weighted average common shares outstanding - Basic	46,254,779	46,336,761

3. Basic net income per share (Item 1 divided by Item 2)	$.08	$.58

DILUTED:
1. Net income available to common shareholders	$ 3,927,000	$26,718,000

2. Weighted average common shares outstanding - Basic	46,254,779	46,336,761

3. Weighted potential shares under stock options computed
for the periods using the Treasury Stock Method.	51,895	116,045

4. Weighted average common shares outstanding - Diluted	46,306,674	46,452,806

5. Net Income Per Share (Item 1 divided by Item 4)	$.08	$.58